SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549


                                     FORM 11-K

                                   ANNUAL REPORT


                         Pursuant to Section 15(d) of the
                          Securities Exchange Act of 1934



                    For the fiscal year ended December 31, 1993




     A. Full Title of the plan and the address of the the plan, if different from that of the issuer named below:


            HOUGHTON MIFFLIN COMPANY EMPLOYEES' SAVINGS AND THRIFT PLAN


      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             Houghton Mifflin Company
                                222 Berkeley Street
                         Boston, Massachusetts  02116-3764

                                    SIGNATURES



Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned, thereunto duly authorized.



                                        Houghton Mifflin Company
                                        Retirement Committee



Date:  March 30, 1994                   By:/S/Gary L. Smith
                                        --------------------
                                        Gary L. Smith
                                        Chairman, Houghton Mifflin
                                        Retirement Committee

                          Consent of Independent Auditors




We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 2-69298), as amended, pertaining to the Houghton Mifflin Company Employees' Savings and Thrift Plan of our report dated February 25, 1994, with respect to the financial statements and schedules of the Houghton Mifflin Company Employees' Savings and Thrift Plan included in the Annual Report (Form 11-K) for the year ended December 31, 1993.






                                         /S/ ERNST & YOUNG
                                         ------------------
                                         ERNST & YOUNG




Boston, Massachusetts
March 30, 1994

                          REPORT OF INDEPENDENT AUDITORS

The Committee and Participants
Houghton Mifflin Company
 Employees' Savings & Thrift Plan

We have audited the accompanying statements of financial condition of the Houghton Mifflin Company Employees' Savings and Thrift Plan at December 31, 1993 and 1992, and the related statements of changes in participants' equity for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Houghton Mifflin Company Employees' Savings and Thrift Plan at December 31, 1993 and 1992, and its changes in participants' equity for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) reportable transactions for the year ended December 31, 1993 and (2) party-in- interest transactions for the year ended December 31, 1993 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 basic financial statements taken as a whole.



                                           /S/ERNST & YOUNG
                                           ---------------------
                                           ERNST & YOUNG



Boston, Massachusetts
February 25, 1994

HOUGHTON MIFFLIN COMPANY
EMPLOYEES' SAVINGS AND THRIFT PLAN


STATEMENT OF FINANCIAL CONDITION


                                         December 31, 1993
                         ----------------------------------------------------
                         Fixed         Houghton
                         Income        Stock         Equity       Total
                         Fund          Fund          Fund         Plan
                         ----------------------------------------------------

ASSETS

Investments (Notes 1
  and 3):                $24,205,883   $31,991,787   $9,085,846   $65,283,516
Fund transfers
  outstanding                 13,602       (76,600)      62,998
Contributions and other
 receivables, net            103,348         1,961                    105,309
                         -----------   -----------   ----------   -----------
Total assets             $24,322,833   $31,917,148   $9,148,844   $65,388,825
                         ===========   ===========   ==========   ===========


LIABILITIES AND
  PARTICIPANTS'
    EQUITY

Withdrawals and
  distributions
    payable              $   419,720   $   457,873   $   64,942   $   942,535

Participants'
  equity                  23,903,113    31,459,275    9,083,902    64,446,290
                        ------------   -----------   ----------   -----------
Total liabilities
  and participants'
    equity               $24,322,833   $31,917,148   $9,148,844   $65,388,825
                        ============   ===========   ==========   ===========







See accompanying notes to financial statements.

HOUGHTON MIFFLIN COMPANY
EMPLOYEES' SAVINGS AND THRIFT PLAN


STATEMENT OF FINANCIAL CONDITION


                                         December 31, 1992
                         ----------------------------------------------------
                         Fixed         Houghton
                         Income        Stock         Equity       Total
                         Fund          Fund          Fund         Plan
                         ----------------------------------------------------

ASSETS

Investments (Notes 1
  and 3):                $22,095,061  $30,580,737   $3,184,049    $55,859,847
Cash                             136          377         (251)           262
Fund transfers
  outstanding                183,115     (704,776)     521,661
Contributions and other
 receivables, net            127,988          244                     128,232
                          ----------   ----------   ----------     ----------
Total assets             $22,406,300  $29,876,582   $3,705,459    $55,988,341
                         ===========  ===========   ==========    ===========


LIABILITIES AND
  PARTICIPANTS'
    EQUITY

Withdrawals and
  distributions
    payable              $   306,737  $   124,427   $    9,580    $   440,744

Participants'
  equity                  22,099,563   29,752,155    3,695,879     55,547,597
                          ----------   ----------    ---------     ----------
Total liabilities
  and participants'
    equity               $22,406,300  $29,876,582   $3,705,459    $55,988,341
                         ===========  ===========   ==========    ===========





See accompanying notes to financial statements.

HOUGHTON MIFFLIN COMPANY
EMPLOYEES' SAVINGS AND THRIFT PLAN

STATEMENT OF CHANGES IN PARTICIPANTS' EQUITY



                                  Year Ended December 31, 1993
                        -----------------------------------------------------
                         Fixed         Houghton
                         Income        Stock         Equity       Total
                         Fund          Fund          Fund         Plan
                         ----------------------------------------------------

Investment income:

  Interest income       $ 1,370,102  $     3,409     $            $ 1,373,511
  Dividend income           299,675      593,400        475,438     1,368,513
                        -----------  -----------     ----------   -----------
Net investment
  income                  1,669,777      596,809        475,438     2,742,024

Realized gains               25,938    3,370,711         23,950     3,420,599
Increase in
  unrealized
    appreciation
     (Note 3)                 9,491    2,897,944        208,129     3,115,564
                        -----------  -----------     ----------   -----------
                          1,705,206    6,865,464        707,517     9,278,187

Contributions:
  Participating
    employees             1,551,937    1,746,606      1,527,436     4,825,979
  Houghton Mifflin
    Company-matching                   1,896,061                    1,896,061
                        -----------  -----------     ----------   -----------
Total contributions       1,551,937    3,642,667      1,527,436     6,722,040
                        -----------  -----------     ----------   -----------
                          3,257,143   10,508,131      2,234,953    16,000,227

Fund transfers            1,272,569   (5,086,744)     3,814,175
Withdrawls and
  distributions
    (Note 2)             (2,726,162)  (3,714,267)      (661,105)   (7,101,534)
                        -----------   ----------     ----------   -----------
Net increase in
  participants'
    equity                1,803,550    1,707,120      5,388,023     8,898,693

Participants' equity
  at beginning of
    year                 22,099,563   29,752,155      3,695,879    55,547,597
                        -----------  -----------     ----------   -----------
Participants' equity
  at end of year        $23,903,113  $31,459,275     $9,083,902   $64,446,290
                        ===========  ===========     ==========   ===========



See accompanying notes to financial statements.

HOUGHTON MIFFLIN COMPANY
EMPLOYEES' SAVINGS AND THRIFT PLAN

STATEMENT OF CHANGES IN PARTICIPANTS' EQUITY



                                  Year Ended December 31, 1992
                        -----------------------------------------------------
                         Fixed         Houghton
                         Income        Stock         Equity       Total
                         Fund          Fund          Fund         Plan
                         ----------------------------------------------------

Investment income:

  Interest income       $ 1,459,073  $     5,417    $        14  $  1,464,504
  Dividend income           229,073      605,329         93,646       928,048
                        -----------  -----------    -----------   -----------
Net investment
  income                  1,688,146      610,746         93,660     2,392,552

Realized gains               11,514      417,009                      428,523
Increase in
  unrealized
    appreciation
     (Note 3)                19,709    7,812,294         12,998     7,845,001
                        -----------  -----------     ----------   -----------
                          1,719,369    8,840,049        106,658    10,666,076


Contributions:
  Participating
    employees             2,122,092    1,939,423        519,405     4,580,920
  Houghton Mifflin
    Company-matching                   1,794,347                    1,794,347
                        -----------  -----------     ----------   -----------
Total contributions       2,122,092    3,733,770        519,405     6,375,267
                        -----------  -----------     ----------   -----------
                          3,841,461   12,573,819        626,063    17,041,343

Fund transfers             (369,253)  (2,712,511)     3,081,764
Withdrawls and
  distributions
    (Note 2)             (2,019,982)  (1,501,162)       (11,948)   (3,533,092)
                        -----------  -----------     ----------   -----------
Net increase in
  participants'
    equity                1,452,226    8,360,146      3,695,879    13,508,251

Participants' equity
  at beginning of
    year                 20,647,337   21,392,009              0    42,039,346
                        -----------  -----------     ----------   -----------
Participants' equity
  at end of year        $22,099,563  $29,752,155     $3,695,879   $55,547,597
                        ===========  ===========     ==========   ===========


See accompanying notes to financial statements.

HOUGHTON MIFFLIN COMPANY
EMPLOYEES' SAVINGS AND THRIFT PLAN

STATEMENT OF CHANGES IN PARTICIPANTS' EQUITY



                                 Year Ended December 31, 1991
                        ------------------------------------------
                         Fixed            Houghton
                         Income           Stock              Total
                         Fund             Fund                Plan
                         -----------------------------------------

Investment income:

  Interest income        $ 1,601,199  $     7,910      $ 1,609,109
  Dividend income                         544,771          544,771
                         -----------  -----------      -----------
Net investment
  income                   1,601,199      552,681        2,153,880


Increase in
  unrealized
    appreciation
     (Note 3)                           2,497,642        2,497,642
                         -----------  -----------      -----------
                           1,601,199    3,050,323        4,651,522

Contributions:
  Participating
    employees              2,105,030    1,735,905        3,840,935
  Houghton Mifflin
    Company-matching                    1,380,607        1,380,607
                         -----------    ---------      -----------
Total contributions        2,105,030    3,116,512        5,221,542
                         -----------    ---------      -----------
                           3,706,229    6,166,835        9,873,064

Fund transfers               649,180     (649,180)
Withdrawls and
  distributions
    (Note 2)              (1,398,344)  (1,036,618)      (2,434,962)
                         -----------  -----------      -----------
Net increase in
  participants'
    equity                 2,957,065    4,481,037        7,438,102

Participants' equity
  at beginning of
    year                  17,690,272   16,910,972       34,601,244
                         -----------  -----------      -----------
Participants' equity
  at end of year         $20,647,337  $21,392,009      $42,039,346
                         ===========  ===========      ===========


See accompanying notes to financial statements.

Houghton Mifflin Company Employees'
   Savings and Thrift Plan


Notes to Financial Statements


1. Plan Description

The Houghton Mifflin Company Employees' Saving and Thrift Plan, a defined contribution plan adopted as of January 1, 1981, and operated under a Trust Agreement, is a long-term savings and investment program to which the Company and its employees contribute. All full-time domestic employees, including union employees as of April 1, 1992, with at least one year of service are eligible to participate in the Plan.

The Plan has three separate and distinct funds:

     Fixed Income Fund (formerly known as the Guaranteed Income Fund)- a fund that invests directly or indirectly in one or more fixed income investments.

     Houghton Stock Fund - a fund that invests in Houghton Mifflin Company common stock.

     Equity Fund (available as of July 1, 1992) - a fund that invests directly or indirectly in equity investments.

Eligible employees can elect to contribute in total 1% to 15% of their compensation, excluding compensation in excess of $235,840 for 1993, $228,860 for 1992, and $222,220 in 1991, subject to an annual deferral limit for plans operating under Section 401(k) of the Internal Revenue Code ($8,994 in 1993) to any of the funds. Employee contributions are made through payroll deductions. Included in 1993's contribution are rollovers amounting to $362,024. At December 31, 1993, 201 employees were participating in all funds (197 in 1992), 1,167 were participating in one or a combination of two of the three funds (1,191 in 1992) and 274 were participating solely in the Houghton Stock Fund (334 in 1992).

The Company may elect to match an employee's contribution equal to 1%, 2%, or 3% of the employee's compensation. Except for union employees, the Company's contribution is currently 3% of the employee's compensation, as compared to 2% of the employee's compensation prior to July 1, 1991. Union employees will not be eligible for a Company matching contribution until March 1994, at which time a match of up to 1% will begin. The matching contribution excluded compensation in excess of $235,840 in 1993, $228,860 in 1992, and $222,220 in 1991. Subject
to the above limitations, the Company will match participant contributions to the Houghton Stock Fund on a 100% basis, and to the Fixed Income Fund and to the Equity Fund on a 50% basis. Company contributions are invested solely in the Houghton Stock Fund. A member's interest in the Company's contributions is fully vested at all times.

Houghton Mifflin Company Employees'
   Savings and Thrift Plan


Notes to Financial Statements

1. Plan Description (continued)

The Plan's Trust Agreement conforms to guidelines for salary reduction plans under Section 401(k) of the Internal Revenue Code. Federal, and in most states, state and local income taxes on these contributions are deferred until the monies are withdrawn from the Plan.

Upon retirement or termination, distribution may be made as: (1) a lump-sum payment of shares of stock and/or cash, (2) extended cash payments over a period not to exceed 20 years, (3) a combination of both, or (4) periodic payment of any amount until age 70 1/2, at which time another option must be elected. Retiring or terminating members under the age of 65 who have over $3,500 in the Plan may keep their monies in the Plan for withdrawal at a later date. Members may make early withdrawals under certain limited conditions as set forth in the Plan.

While the Company currently intends to continue the Plan, it necessarily reserves the right to amend or discontinue the Plan. In the event of discontinuance of the Plan by the Company, all interests will be distributed to the participants or continue to be administered by the Plan committee and later distributed.


2. Summary of Significant Accounting Policies

Investments

Houghton Mifflin Company's (the Company) common stock is valued at the average of the high and low market prices on the last day of the year. Investments in group annuity contracts with insurance companies are valued at cost plus accumulated interest, which approximates current market value. The State Street Bank and Trust Short-Term Income Fund is valued at its redemption price. Mutual funds are valued at the Trust's stated market price per unit.

Dividend income is recognized on the ex-dividend date and interest income is recorded as earned. All dividend and interest income is reinvested in the respective funds.

Net investment income is allocated to participants based upon the ratio each participant's share bears to the respective fund.

The Plan employs the share accounting method to account for participants' share activity in the Houghton Stock Fund which results in no realized gains or losses on withdrawals and distributions.

Houghton Mifflin Company Employees'
Savings and Thrift Plan


Notes to Financial Statements


2. Summary of Significant Accounting Policies (continued)

Income Tax Status

Determination letters from the U.S. Treasury Department indicate that the Houghton Mifflin Company Employees' Savings and Thrift Plan (the Plan) is qualified under section 401(a) of the Internal Revenue Code and is therefore exempt from federal income taxes under provisions of Section 501(a) of the Code.

Participant withdrawals and distributions are subject to federal income tax to the extent such withdrawals exceed the members' contributions to the Plan made during the years 1981, 1982, and 1983. Participant and Company contributions to the Plan made after January 1, 1984, are subject to federal income tax at the time of withdrawal or distribution. The timing of the recognition of taxable income by the participants is governed by applicable provisions of the Internal Revenue Code.


Other

All administrative expenses of the Plan are borne by the Company.


Reclassification

Certain 1992 amounts have been reclassified to conform to the 1993 presentation.


3. Investments

Investments held by the Plan at December 31, 1993 and 1992 are summarized as follows:

                                       1993                       1992
                                          Market                      Market
                                Cost       Value           Cost        Value
                            ---------------------       ----------------------

Fixed Income Fund:
 New York Life
  Insurance,group
  annuity contract,
  8.63%, maturity date
  7/1/93                                            $  6,363,209  $  6,363,209

 Sun Life Insurance,
  group annuity
  contract,8.7%,
  maturity date
  7/1/94                  $7,166,453    $7,166,453     6,580,765     6,580,765

Houghton Mifflin Company Employees'
 Savings and Thrift Plan


Notes to Financial Statements


3. Investment (continued)



                                     1993                        1992
                                           Market                      Market
                                Cost        Value           Cost        Value
                            ---------------------      ----------------------


Metropolitan Life
 Insurance, group
 annuity contract,
 8.95%,maturity
 date 7/1/96             $ 5,273,353  $ 5,273,353   $  4,840,159  $ 4,840,159

Sun Life Insurance,
 group annuity
 contract, 4.83%,
 maturity date 7/1/95      3,059,908    3,059,908
                          ----------   ----------     ----------   ----------

Total group annuity
 contracts                15,499,714   15,499,714     17,784,133   17,784,133
                         -----------   ----------     ----------   ----------


Federated Short-
  Intermediate
  Government Trust,
  Mutual Fund
  (319,109 units
  in 1993 and
  412,924 units
  in 1992)                 3,327,831    3,357,031      4,291,219    4,310,928


T.Rowe Price Stable
  Value Fund
  (5,349,138 units
  in 1993)                 5,349,138    5,349,138
                         -----------  -----------    -----------   ----------
                         $24,176,683  $24,205,883    $22,075,352  $22,095,061
                         -----------  -----------    -----------  -----------

Houghton Mifflin Company Employees'
 Savings and Thrift Plan


Notes to Financial Statements


3. Investment (continued)


                                     1993                       1992
                                           Market                      Market
                               Cost         Value           Cost        Value
                            ---------------------      ----------------------


Houghton Stock Fund:
Houghton Mifflin
  Company common stock
 (657,084 shares in
  1993 and 775,333
  shares in 1992)       $14,221,237   $31,991,777    $15,656,141  $30,528,737

State Street Bank
  and Trust, Short-
  Term Income Fund
 (10 shares in 1993
  and 52,000 shares
  in 1992)                      10            10          52,000       52,000
                       -----------  ------------     -----------  -----------
                        14,221,247    31,991,787      15,708,141   30,580,737
                       -----------  ------------     -----------  -----------

Equity Fund:
Investment Company
  of America Mutual
  Fund (484,355 units
  in 1993 and 177,979
  units in 1992)
                         8,864,719     9,085,846       3,171,051    3,184,049
                       -----------    ----------     -----------   ----------
                       $47,262,649   $65,283,516     $40,954,544  $55,859,847
                       ===========   ===========     ===========  ===========

Houghton Mifflin Company Employees'
Savings and Thrift Plan


Notes to Financial Statements

3. Investments (continued)

Unrealized appreciation on investments of the Houghton Stock Fund was as follows:

                                     Unrealized
                                   Appreciation
                                  -------------

December 31, 1990                  $  4,562,660
December 31, 1991                     7,060,302
                                   ------------
                                   $  2,497,642
                                   ============

December 31, 1991                  $  7,060,302
December 31, 1992                    14,872,596
                                   ------------
                                   $  7,812,294
                                   ============

December 31, 1992                  $ 14,872,596
December 31, 1993                    17,770,540
                                   ------------
                                   $  2,897,944
                                   ============


Unrealized appreciation on investments in the Fixed Income Fund was as follows:

                                     Unrealized
                                   Appreciation
                                  -------------
December 31, 1991                 $           0
December 31, 1992                        19,709
                                  -------------
                                  $      19,709
                                  =============

December 31, 1992                 $      19,709
December 31, 1993                        29,200
                                  -------------
                                  $       9,491
                                  =============

Houghton Mifflin Company Employees'
Savings and Thrift Plan


Notes to Financial Statements

3. Investments (continued)


Unrealized appreciation on investments in the Equity Fund was as follows:


                                                Unrealized
                                               Appreciation
                                               ------------

December 31, 1991                              $          0
December 31, 1992                                    12,998
                                               ------------
                                               $     12,998
                                               ============


December 31, 1992                              $     12,998
December 31, 1993                                   221,127
                                               ------------
                                               $    208,129
                                               ============

Under the Trust Agreement with State Street Bank and Trust Company (the Trustee), the Company remits contributions directly to the Trustee, who has discretionary authority, subject to certain limitations as specified in the agreement, for the purchase and sale of investments. The Trustee holds temporary cash reserves in its Short-Term Income Fund.

In 1990, the Trustee purchased four group annuity contracts, also known as guaranteed income contracts (GIC), issued by four insurance companies. A contract which matured in January 1992 was replaced with a mutual fund, the Federated Short- Intermediate Government Trust. A contract which matured in July 1993 was replaced with an additional group annuity contract and a diversified guaranteed income contract pool.

For fiscal years beginning in 1990, ERISA reporting requires the disclosure of unrealized appreciation for certain investments on Form 5500, "Annual Return/Report of Employee Benefit Plans", to be calculated using the fair market value of the securities at the beginning of the year or the purchase price of the securities if purchased during the year, rather than the historical cost basis required by generally accepted accounting principles. The unrealized appreciation for the Houghton Stock Fund was $5,910,395 and $8,161,261 for the years ended December 31, 1993 and 1992, respectively.

Houghton Mifflin Company Employees'
Savings and Thrift Plan

Supplemental Schedule

Reportable Transactions (a)

Year Ended December 31, 1993

                                  Number of
                                  Shares/Units           Selling or
Type of       Description           or Face   Purchase     Exchange   Realized
Transaction     of Issue   Rate     Amount     Price       Price       Gain
- -----------   -----------  ----  ----------- --------     ---------  --------
Individual
transactions
in excess of
   5%:
- -----------
Purchase     T.Rowe Price
              Trust Co.,
              Stable Value
              Fund            -   4,000,000  $4,000,000
Purchase     Sun Life
              Insurance    4.73%  3,000,000   3,000,000
Maturity     New York Life
              Insurance    8.63%  6,678,001   6,678,001  $6,678,001

Series of
transactions
in excess of
    5%:
- -----------
COMMON STOCK:
  Purchases  Houghton
              Mifflin
              Company                50,323   2,089,367


  Distri-
   butions   Houghton
              Mifflin
              Company               168,685   3,526,980   6,922,872 $3,395,892

MUTUAL FUND:
Purchase     Federated
              Short-
              Intermediate
              Government
              Trust                 164,725   1,731,355

Sale         Federated
              Short-
              Intermediate
              Government
              Trust                 258,540   2,694,742   2,720,680     25,938



(a) Reportable transactions are defined as any single transaction or series of transactions involving an amount in excess of 5% of the fair value of the Plan's assets as of the beginning of the year.

Houghton Mifflin Company Employees'
Savings and Thrift Plan

Supplemental Schedule

Reportable Transactions (a) Continued

Year Ended December 31, 1993


                                  Number of
                                  Shares/Units           Selling or
Type of       Description           or Face   Purchase     Exchange   Realized
Transaction     of Issue   Rate     Amount     Price       Price       Gain
- -----------   -----------  ----  ----------- --------     ---------  --------
Purchase      T.Rowe Price
               Trust Co.,
               Stable Value
               Fund                $5,349,138  $5,349,138

Purchase      Investment
               Company of
               America                340,773   6,298,238

Sale          Investment
               Company of
               America                 33,383     628,268   $604,318   $23,950

GROUP
 ANNUITY
 CONTRACTS:
Purchase      Sun Life
               Insurance     4.73%  3,059,908   3,059,908

Maturity      New York
               Life
               Insurance     8.63%  6,678,001   6,678,001  6,678,001

SHORT-TERM
 INCOME FUND:
Purchases     State Street
               Bank and
               Trust Co.   Variable 5,619,744   5,619,744

Sales        State Street
               Bank and
               Trust Co.   Variable 5,671,734   5,671,734  5,671,734


(a) Reportable transactions are defined as any single transaction or series of transactions involving an amount in excess of 5% of the fair value of the Plan's assets as of the beginning of the year.





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


Houghton Mifflin Company Employees'
Savings and Thrift Plan

Supplemental Schedule

Schedule of Party-in-Interest Transactions

December 31, 1993

There were no party-in-interest transactions which were prohibited by ERISA
Section 406 and for which there is no statutory or administrative exemption.
























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